333-132794

As filed with the Securities and Exchange Commission on June 22, 2015

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

POST-EFFECTIVE AMENDMENT NO. 2 TO
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________

NIPPON DENSHIN DENWA KABUSHIKI KAISHA
(Exact name of issuer of deposited securities as specified in its charter)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION
(Translation of issuer's name into English)

Japan
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza
New York, New York 10004
Telephone (800) 990-1135
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
(212) 894-8440
(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, Suite 2405 New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466
☐immediately upon filing
☒ on July 1, 2015 at 8:30 a.m. (Washington D.C. time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one share of common stock of Nippon Telegraph and Telephone Corporation	N/A	N/A	N/A	N/A
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

This Post-Effective Amendment No. 2 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the form of Amendment No. 2 to Deposit Agreement set forth in Exhibit (a)(3) to this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 , which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)

	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)

	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)

	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)

	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph (3)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4) and (5)

	(x)	Limitation upon the liability of the Depositary	Paragraphs (14) and (19)

(3)	Fees and Charges		Paragraph (7)

Item 2.  AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)
Statement that Nippon Telegraph and Telephone Corporation is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.
Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)(1)
Deposit Agreement dated as of July 8, 1994 among Nippon Telegraph and Telephone Corporation (the “Company”), JPMorgan Chase Bank, N.A. (formerly known as Morgan Guaranty Trust Company of New York), as depositary (the “Depositary”), and the holders from time to time of the American Depositary Receipts issued thereunder (the “Deposit Agreement”).  Previously filed as an exhibit to Form F-6 file number 33-81562 and incorporated herein by reference.

(a)(2)
Form of Amendment to Deposit Agreement.  Previously filed as Exhibit (a)(2) to Post Effective Amendment No. 1 to Registration Statement Form F-6 file number 333-132794 and incorporated herein by reference.

(a)(3)	Form of Amendment No. 2 to Deposit Agreement, including form of American Depositary Receipt. Filed herewith as Exhibit (a)(3)

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not applicable.

(d)
Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered.  Previously filed as Exhibit (d) to Registration Statement No. 333-132794 and incorporated herein by reference.

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney. Not applicable.

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment  No. 2 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on June 22, 2015.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Gregory A. Levendis
Name:	Gregory A. Levendis
Title:	Executive Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Nippon Telegraph and Telephone Corporation certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, Japan on June 22, 2015.

Nippon Telegraph and Telephone Corporation

By:	/s/ Takashi Hiroi
Name: Title:	Takashi Hiroi Senior Vice President of the Finance and Accounting Department (principal accounting officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to the Registration Statement on Form F-6 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Satoshi Miura	Chairman of the Board	June 22, 2015
Satoshi Miura

/s/ Hiroo Unoura	Representative Member of the Board, President,	June 22, 2015
Hiroo Unoura	Chief Executive Officer (principal executive officer)

/s/ Hiromichi Shinohara	Representative Member of the Board, Senior	June 22, 2015
Hiromichi Shinohara	Executive Vice President

/s/ Jun Sawada	Representative Member of the Board, Senior	June 22, 2015
Jun Sawada	Executive Vice President (principal financial officer)

	Member of the Board, Executive Vice President	June , 2015
Mitsuyoshi Kobayashi

/s/ Akira Shimada	Member of the Board	June 22, 2015
Akira Shimada

/s/ Hiroshi Tsujigami	Member of the Board	June 22, 2015
Hiroshi Tsujigami

Signature	Title	Date

	Member of the Board	June , 2015
Tsunehisa Okuno

	Member of the Board	June , 2015
Hiroki Kuriyama

	Member of the Board	June , 2015
Katsuhiko Shirai

	Member of the Board	June , 2015
Sadayuki Sakakibara

NTT AMERICA, INC.
Authorized Representative in the United States

By:	/s/ Kazuhiro Gomi	President & Chief Executive Officer	June 22, 2015
Kazuhiro Gomi

INDEX TO EXHIBITS

Exhibit Number

(a)(3)	Form of Amendment No. 2 to Deposit Agreement

(e)	Rule 466 Certification